GulfMark Offshore Reports
Third Quarter 2004 Results

     HOUSTON - November 4, 2004 - GulfMark Offshore, Inc. (Nasdaq:GMRK) today reported a net loss for the third quarter of 2004 of $0.5 million or $0.03 per share (diluted) on revenues of $34.1 million. Reported results include the adverse effect of $4.3 million (tax effected), or $0.22 per share (diluted) from debt refinancing costs incurred in connection with the redemption of the Company's $130 million Senior Notes. Partially offsetting these costs was an income tax benefit resulting from the release of certain tax reserves relating to North Sea operations of $0.7 million, or $0.04 per share (diluted).

     Commenting on the quarter, Bruce Streeter, President and COO of the Company said, "Market developments during the third quarter were quite encouraging. Last year, the North Sea market benefited in the early summer with a sharp spike in activity, followed by a period of weakening conditions. This year, there was no similar spike during the quarter, but each month showed development over the previous month. The market has been stronger in October, with both increased utilization and dayrates. A large number of rig fixtures, many starting early next year, have been announced and should provide potential for additional market strengthening. We have been able to conclude a number of term fixtures that substantially improve our forward contract cover statistics, most of which developed after the mid-point of August. Outside of the North Sea, market requirements and demand have continued to strengthen. In Brazil, we took delivery of our newbuild, the Austral Abrolhos, which started a long term contract for a large customer in Brazil and in late August, the Highland Warrior also started its multi-year contract there. At the same time, the Highland Patriot started a term contract in Asia where demand has been consistent. Lastly, we completed the sale of the two vessels we had suggested were under sales discussions and sold one additional older vessel in the region. As we enter the fourth quarter, we have seen vessel activity continue to build as both day rates and utilization have strengthened. Although we are entering the seasonal period where activity tends to slow, we are cautiously optimistic that demand will continue to grow and carry through a visibly busy 2005."

     Operating income of $5.2 million in the third quarter of 2004 was $1.8 million higher than the $3.4 million of operating income in the second quarter of 2004 as well as $1.8 million higher than the third quarter of 2003. The increase in operating income over the second quarter of 2004 was mainly due to an increase in revenue of $1.9 million, a decrease in operating expenses of $0.5 million largely attributable to general cost savings across all our regions, a decrease of $0.6 million in bareboat charter expense due to the return of all bareboat chartered vessels, and a decrease of $0.2 million in depreciation and amortization expense as a result of the vessel sales. Offsetting these decreases in costs was an increase in general and administrative expenses of $1.3 million due to higher professional fees largely related to Sarbanes Oxley implementation, increased depreciation resulting primarily from the addition of the Highland Endurance in the fourth quarter of 2003, and increased exchange rates.

     During the third quarter of 2004, the Company redeemed its entire $130 million aggregate principal amount 8.75% Senior Notes due 2008 and in July, completed a $160 million 7.75% offering of Senior Notes due 2014. Additionally, as noted above, GulfMark sold three of its older, smaller vessels during the quarter for a gain of $2.1 million. At September 30, 2004, the Company had working capital of $18.6 million, including $12.8 million in cash. In the third quarter of 2004, the Company's $100 million credit facility began its $4 million quarterly reduction phase. As of October, 2004 the Company had $96 million of borrowing capacity

GulfMark Offshore, Inc.
Press Release
November 4, 2004

and $79.3 million drawn. There were no additional borrowings during the third quarter of 2004 and debt repayments totaled $10.2 million during the quarter.

     On October 22, 2004, President Bush signed the JOBS Act, which, among other items, provides tax reform related to foreign shipping income.  This new tax legislation should favorably impact the Company beginning January 1, 2005 as the majority of the Company's foreign shipping income will not be subject to tax in the United States.  The full extent of the positive impact on earnings as it relates to GulfMark's structure, however, is not yet clear as the Company is continuing to evaluate the ultimate impact of this new tax legislation.

     GulfMark will hold a conference call to discuss the first quarter earnings with analysts, investors and other interested parties at 11:00 A.M. EST/10:00 A.M. CST on Friday, November 5, 2004. Those interested in participating in the conference call should call 888/273-9885 (612/332-0636, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.vcall.com. A replay will be available after the conference call at 2:30 P.M. EST on November 5, 2004 through November 7, 2004 at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 753316.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-two (52) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

Contact:             Edward A. Guthrie, Executive Vice President
                              E-mail:Ed.Guthrie@GulfMark.com
                             713 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
November 4, 2004

OPERATING RESULTS
(in 000's except per share amounts)
	Three Months Ended September 30,		Nine Months Ended September 30,
	------------------------------		----------------------------
	2004	2003	2004	2003
	---------------	---------------	--------------	-------------
Revenues	$34,092	$33,125	$97,888	$95,744
Direct operating expenses	16,446	18,467	51,987	51,014
Bareboat charter expense	-	1,304	1,410	5,740
General and administrative expenses	4,322	2,918	10,393	8,180
Depreciation and amortization	8,094	7,029	24,604	20,592
	---------------	---------------	--------------	-------------
Operating Income	5,230	3,407	9,494	10,218

Interest expense, net of interest income	(4,235)	(3,348)	(12,390)	(9,851)
Debt refinancing costs	(6,524)	-	(6,524)	-
Other	2,757	145	2,449	(937)
	---------------	---------------	--------------	-------------
Income (loss) before income taxes	(2,772)	204	(6,971)	(570)
Income tax (provision) benefit	2,253	(20)	1,893	57
	---------------	---------------	--------------	-------------
Net income (loss)	$(519)	$184	$(5,078)	$(513)
	=========	=========	========	======
BASIC EARNINGS PER SHARE:
NET INCOME (LOSS)	$(0.03)	$0.01	$(0.25)	$(0.03)

DILUTED EARNINGS PER SHARE:
NET INCOME (LOSS)	$(0.03)	$0.01	$(0.25)	$(0.03)
	=========	=========	========	======
Weighted average common shares	19,940	19,923	19,938	19,918
Weighted average diluted common shares	19,940	20,276	19,938	19,918

Revenue by Region (000's)
North Sea based fleet	$24,950	$24,297	$71,496	$70,779
Southeast Asia based fleet	3,868	4,496	12,861	13,057
Brazil based fleet	5,274	4,332	13,531	11,908

Rates Per Day Worked
North Sea based fleet	$11,301	$10,334	$10,889	$10,948
Southeast Asia based fleet	5,203	5,012	5,015	5,144
Brazil based fleet	12,493	12,045	12,275	11,327

Overall Utilization %
North Sea based fleet	85.8%	81.5%	79.9%	78.3%
Southeast Asia based fleet	76.0%	84.7%	80.1%	80.6%
Brazil based fleet	84.2%	98.5%	90.3%	97.0%

Average Owned or Chartered
North Sea based fleet	27.7	31.2	29.4	30.6
Southeast Asia based fleet	11.4	12.0	12.3	12.0
Brazil based fleet	5.5	4.0	4.5	4.0
	---------------	---------------	--------------	-------------
Total	44.6	47.2	46.2	46.6
	=========	=========	========	======